January 14, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen,

We have read Item 4.01 of Form 8-K dated January 14, 2011, of La Jolla Pharmaceutical Company and are in agreement with the statements contained in the second sentence in the first paragraph and the second, third, fourth and sixth paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP